

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Andrew Samuel
Chief Executive Officer
LINKBANCORP, Inc.
3045 Market Street
Camp Hill, PA 17011

Re: LINKBANCORP, Inc.
Form S-4
Exhibit No. 10.12
Filed May 7, 2021
File No. 333-255908

Dear Mr. Samuel:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance